UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Catabasis Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

14875P 206

(CUSIP Number)

Christopher Garabedian

Xontogeny, LLC

240 Newbury Street, Suite 201

Boston, MA 02116

(857) 891-0017

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14875P 206

1.	Names of Reporting Persons. Xontogeny, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,687,185
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,687,185

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,687,185
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.9%
14.	Type of Reporting Person (See Instructions) OO

Explanatory Note

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D of Xontogeny, LLC that was filed jointly on February 8, 2021 with the other reporting persons thereto.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is amended and restated as follows:

(a)	This Schedule 13D is being filed by Xontogeny, LLC (“Xontogeny” or the “Reporting Person”). Christopher Garabedian is the Chairman and Chief Executive Officer of Xontogeny.

(b)	The address of the principal business office of Xontogeny is 240 Newbury Street, Suite 201, Boston, MA 02116.

(c)	The principal business of Xontogeny is to invest in securities.

(d)

During the last five years, neither the Reporting Person, nor to the Reporting Person’s knowledge, any of the persons listed in Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, neither the Reporting Person, nor to the Reporting Person’s knowledge, any of the persons listed in Schedule A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Xontogeny is a Delaware limited liability company.

Schedule A attached hereto sets forth the information regarding the executive officers of Xontogeny.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and supplemented as follows:

The Reporting Persons acquired beneficial ownership of the shares of the Common Stock in the transactions and at the prices described in Item 5(c). The source of the funds for acquiring these shares was the working capital of Xontogeny.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented as follows:

(a)

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 76,948,803 outstanding shares of Common Stock, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on June 10, 2021, which gives effect to the automatic conversion of certain of the Issuer’s Series X Convertible Preferred Stock to Common Stock, subject to certain beneficial ownership limitations.

As disclosed in its Schedule 13D, Perceptive Life Sciences Master Fund Ltd. (the “Master Fund”) holds 780,266 shares of Common Stock and 4,070.734 shares of Series X Convertible Preferred Stock, and Perceptive Xontogeny Venture Fund, L.P. (“Perceptive Xontogeny”) holds 6,906,919 shares of Common Stock and 25,946.632 shares of Series X Convertible Preferred Stock. In the aggregate, when giving effect to the respective beneficial ownership limitations, the Master Fund, Perceptive Xontogeny and Xontogeny beneficially own 15,374,370 shares of Common Stock, representing 19.8% of the Issuer’s outstanding shares of Common Stock.

(b)

The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference. Pursuant to the terms of the Series X Convertible Preferred Stock, the Reporting Person’s beneficial ownership limitation is currently 9.99%. Xontogeny currently holds 1,090.188 shares of Series X Convertible Preferred Stock, convertible into 1,090,188 shares of Common Stock (without giving effect to the beneficial ownership limitation).

(c)	On June 8, 2021, Xontogeny received 7,143,812 shares of Common Stock upon the conversion of Series X Convertible Preferred Stock.

(d)

No person (other than the Reporting Person) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D.

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 25, 2021

XONTOGENY, LLC

By:	/s/ Christopher Garabedian
Name: Christopher Garabedian
Title: Chief Executive Officer

Schedule A

The following sets forth the name, address, principal occupation, citizenship and beneficial ownership of the shares of Common Stock (to the extent not pursuant to Item 5(a)) of each director, officer, and general partner of the Reporting Persons (to the extent not set forth in Item 2).

Xontogeny, LLC
Name and Citizenship	Position	Principal Business Address	Beneficial Ownership of Shares of Common Stock

Christopher Garabedian	Chairman and Chief Executive Officer	c/o Xontogeny, LLC 240 Newbury Street, Suite 201, Boston MA 02116	None